UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________

Commission File Number: 001-38487

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
ORIGIN BANCORP, INC. EMPLOYEE RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ORIGIN BANCORP, INC. 500 SOUTH SERVICE ROAD EAST RUSTON, LOUISIANA 71270

ORIGIN BANCORP, INC.
EMPLOYEE RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm
Plan Administrator and Plan Participants
Origin Bancorp, Inc. Employee Retirement Plan
Ruston, Louisiana
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Origin Bancorp, Inc. Employee Retirement Plan (the Plan) as of December 31, 2022 and 2021, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ FORVIS, LLP

We have served as the Plan’s auditor since 2016.
Rogers, Arkansas
June 28, 2023

ORIGIN BANCORP, INC.
EMPLOYEE RETIREMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2022 and 2021

ASSETS	2022	2021
Investments, at fair value:
Origin Bancorp, Inc. ("Company") stock	$34,054,788	$38,133,401
Mutual funds	44,563,843	44,617,080
Total investments	78,618,631	82,750,481

Receivables:
Notes receivable from participants	$1,319,697	$1,068,241
Total receivables	1,319,697	1,068,241
Total assets	$79,938,328	$83,818,722

Net assets available for benefits	$79,938,328	$83,818,722
The accompanying notes are an integral part of these financial statements.

ORIGIN BANCORP, INC.
EMPLOYEE RETIREMENT PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2022 and 2021

Additions to net assets:	Year Ended December 31, 2022	Year Ended December 31, 2021
Investment income:
Net (depreciation) appreciation in fair value of investments	$(14,445,672)	$19,182,604
Interest and dividends from mutual funds	792,795	621,368
Dividends from Company stock	526,909	446,594
Net investment (loss) income	(13,125,968)	20,250,566
Interest income on notes receivable from participants	60,302	50,563
Contributions:
Company	2,175,686	1,816,047
Participant	6,131,476	4,996,752
Rollover	4,273,443	585,832
Total contributions	12,580,605	7,398,631
Net investment (loss) income, interest income and contributions	(485,061)	27,699,760

Deductions from net assets:
Distributions to participants	$3,288,994	$7,502,495
Administrative expenses	106,339	100,464
Total deductions	3,395,333	7,602,959
Net (decrease) increase in net assets available for benefits	(3,880,394)	20,096,801
Net assets available for benefits:
Beginning of year	83,818,722	63,721,921
End of year	$79,938,328	$83,818,722

The accompanying notes are an integral part of this financial statement.

ORIGIN BANCORP, INC.
EMPLOYEE RETIREMENT PLAN
Notes to Financial Statements
December 31, 2022 and 2021

Note 1 — Plan Description and Basis of Presentation
The following summary description of the Origin Bancorp, Inc. Employee Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for complete information about the Plan.
General
Origin Bancorp, Inc. (the "Company" or the "Plan Sponsor") established the Plan effective as of January 1, 1992, and has been subsequently amended to ensure continued compliance with Section 401(k) of the Internal Revenue Code ("IRC") of 1986, as amended. The Plan is a defined contribution benefit plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and is administered by Origin Bancorp, Inc.
Eligibility
Employees of the Company and its wholly owned subsidiaries are generally eligible to participate in the Plan as of the first day of the following month after being employed for 25 days and meeting certain other requirements and employment classification criteria.
Plan Termination
The Company reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon such termination of the Plan, each participant becomes fully vested in Company contributions and the interest of each participant in the trust fund will be distributed to such participant or to his or her beneficiary at the time prescribed by the Plan's terms and the IRC.
Notes Receivable from Participants
Participants may borrow from their fund accounts in a minimum amount of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account. The loans are measured at the unpaid principal balance, plus accrued but unpaid interest. The Plan does not place loans on non-accrual status, as the loan repayments are set up as automatic deductions through payroll that continue until either the loan is repaid or the participant's employment terminates. Loan payments may be suspended during a participant's leave of absence and automatic deductions resume upon conclusion of a leave of absence.
Excess Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service ("IRS") are recorded as a liability with a corresponding reduction to contributions. There were no excess contributions payable at December 31, 2022 or 2021.
Contributions
Each year, participants may elect to contribute a percentage of their annual compensation as their 401(k) elective deferral contribution, and they may designate all or a portion of their 401(k) elective contribution as pre-tax or Roth after-tax contribution, as defined in the Plan, subject to certain maximum limitations imposed by the IRC ($20,500 and $19,500 for the years ended December 31, 2022, and 2021, respectively). Participants who have attained the age of 50 before the end of the plan year are eligible to make catch-up contributions, also subject to certain maximum limitations imposed by the IRC and IRS. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (such contribution, a "rollover"). Participants direct the investment of their contributions into various investment options offered by the Plan. Under the provisions of the Plan, eligible employees are automatically enrolled to contribute 3% of their salary unless a different deferral percentage is chosen or the employee affirmatively opts not to defer. In addition, each March 1, if a participant is not deferring at least 3% of the participant’s pay, the participant will be automatically enrolled again unless the participant affirmatively elects a different deferral percentage each year or affirmatively opts out each year. If the employee is deferring 3% or less (including zero), and has not affirmatively made a different election, the percentage will automatically increase by 1% annually, up to a maximum of 10%.

ORIGIN BANCORP, INC.
EMPLOYEE RETIREMENT PLAN
Notes to Financial Statements - Continued
Under the provisions of the Plan, the Company may make discretionary matching contributions on a percentage, not to exceed 6%, of a participant's elective deferrals. Any percentage determined by the Company applies to all eligible persons for the entire plan year. Historically, the Company has matched 50% of the first 6% of eligible compensation deferred by a participant. The matching contributions made by the Company are allocated to the investment funds designated by the participant.
Additional profit-sharing amounts may be contributed at the option of the Company's board of directors, and are also allocated to investment funds designated by the eligible participant, based upon the percentage of the participant's compensation to the total compensation of all eligible participants. No profit-sharing contributions were made during the year ended December 31, 2022 or 2021. It is intended that the actual contributions will be sufficient to fund each year’s benefit accrual and also lead to full funding of all accumulated benefits.
Payment of Benefits
No distributions from the Plan are made until a participant retires, dies, becomes disabled or otherwise terminates employment with the Company, unless the requirements for an in-service distribution, including a hardship distribution, are met in accordance with the Plan documents. The amount to be distributed is based upon the account valuation date immediately preceding the distribution. Distributions are made in cash or, if the participant elects, in the form of Company common stock plus cash for any fractional shares. As of December 31, 2022 and 2021, there were zero distributions in process.
Administrative Expenses
Certain expenses incurred in maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net (depreciation) appreciation in fair value of investments.
Voting Rights
Based on the direction of the Plan participants, the Trustee of the Plan votes all Company stock held by it as a part of the Plan assets in accordance with directions from the Plan participants for the Company stock allocated to such participant’s account. If the Trustee does not receive timely voting directions from a participant or beneficiary with respect to any Company stock allocated to that participant's or beneficiary's Company stock account, the Trustee votes such Company stock in the same proportion as those shares of Company stock for which the Trustee has received proper direction for such matter.
Participant Accounts
The Plan is a defined contribution plan under which a separate individual account is established for each participant. Each participant's account is credited with the participant's elective deferrals, the participant's rollover contributions, the Company's matching contribution, any employer discretionary profit-sharing contributions and Plan earnings, which are allocated proportionately among all participants based on their allocation election in each fund.
Vesting
Participants are fully vested in their employee contributions plus actual earnings thereon. Company contributions are vested upon a participant's reaching normal retirement age, upon an active participant's death or under the following schedule:

Years of Service	Vested Percentage
Less than 1	0%
1	20
2	40
3	60
4	80
5	100

ORIGIN BANCORP, INC.
EMPLOYEE RETIREMENT PLAN
Notes to Financial Statements - Continued
Diversification
Participants may allocate contributions, including employer matching contributions, into any combination of investment options available through the Plan. Participants may re-allocate at any time with the exception of Company common stock during blackout periods.
Forfeitures
In the case of a participant's termination of employment, the unvested portion of participants' account is forfeited and used either to reduce the Company's contributions or to pay plan expenses. During the year ended December 31, 2022, forfeitures of $2,190 were applied to the payment of administrative expenses and $35,133 forfeitures were used to reduce the Company's contributions. During the year ended December 31, 2021, forfeitures of $142 were applied to the payment of administrative expenses and zero forfeitures were used to reduce the Company's contributions. As of December 31, 2022 and 2021, forfeited non-vested accounts totaled $196,618 and $176,628, respectively.
Note 2 — Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan have been prepared on an accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").
Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
Plan investments, including the Company’s common stock, are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with these investments, including in connection with recent market volatility due to negative developments in the banking industry and economic uncertainty in the United States, among others, it is at least reasonably possible that changes in the value of the Plan investments will occur and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.
Investment Valuation and Income Recognition
The shares of Company common stock and investments in mutual funds are valued at fair value as of year-end. See Note 5 — Fair Value Measurements for discussion of fair value measurements.
Dividend income is accrued on the ex-dividend date.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Realized gains and losses from security transactions are reported using the average cost method. Net (depreciation) appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on an accrual basis. Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses was recorded as of December 31, 2022 or 2021. Delinquent participant loans are reclassified as distributions in accordance with the provisions set forth in the Plan document.
Payment of Benefits
Benefits are recorded when paid.

ORIGIN BANCORP, INC.
EMPLOYEE RETIREMENT PLAN
Notes to Financial Statements - Continued
Income Taxes
Management has evaluated the Plan’s tax positions and concluded that the Plan has maintained its tax-exempt status and has taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.
Recent Accounting Pronouncements
Presently, Plan management is not aware of any recent accounting pronouncements from the Financial Accounting Standards Board that will have a material impact on the Plan's present or future financial statements.
Note 3 — Plan's Tax Status
The Plan operates under a non-standardized pre-approved profit sharing plan with a cash or deferred arrangement (CODA) method of funding established by Principal Life Insurance Company, a member of Principal Financial Group. The pre-approved plan sponsor obtained a favorable opinion letter dated June 30, 2020. According to the pre-approved plan, the Plan’s assets are intended to be qualified pursuant to Section 401(a) of the IRC, and the Plan’s income is exempt from income taxes. Various changes related to the operation of the Plan have been made to the Plan document. Because the Plan is a pre-approved plan, the Plan has not requested an individual IRS determination letter, and does not expect to in the future unless the IRS permits ongoing plans to request individual determination letters or if their approach to pre-approved plans changes materially. The plan is entitled to rely on the IRS opinion letter on the form of the pre-approved plan document. The Company believes the Plan qualifies and operates as designed. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Note 4 — Related Party and Party-in-Interest Transactions
The Plan held 927,923 and 888,476 shares of the Company's common stock at December 31, 2022 and 2021, respectively, and recognized $526,909 and $446,594 of dividend income from this related-party investment during 2022 and 2021, respectively. Participant loans held by the Plan also qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules under ERISA.
Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Administrative expenses of the Plan are netted directly from the participant accounts.
Note 5 — Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described as follows:
•Level 1 Inputs -    Fair value is based on unadjusted quoted prices in active markets for identical assets or liabilities that the Plan can access at the measurement date.
•Level 2 Inputs -    Fair value is based on significant other observable inputs, which are generally determined based on a single price for each financial instrument provided to the Company by an unrelated third-party pricing service and is based on one or more of the following:
•Quoted prices for similar, but not identical, assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in markets that are not active;
•Inputs other than quoted prices that are observable, such as interest rate and yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates; and
•Other inputs derived from or corroborated by observable market inputs

ORIGIN BANCORP, INC.
EMPLOYEE RETIREMENT PLAN
Notes to Financial Statements - Continued
•Level 3 Inputs -    Prices or valuation techniques that require inputs that are both significant and unobservable in the market. These instruments are valued using the best information available, some of which is internally developed, and reflects the Company's own assumptions about the risk premiums that market participants would generally require and the assumptions they would use.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value.
Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. Included in mutual funds are money market mutual funds that intend to keep a constant NAV of $1.00 per share. There are no redemption restrictions on money market mutual funds. The mutual funds held by the Plan are deemed to be actively traded.
Company stock: At December 31, 2022 and 2021, the Company's common stock was valued at the closing price reported on Nasdaq, the market on which it was actively traded.
The following tables summarize the Plan's assets at fair value as of December 31, 2022 and 2021:

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
Mutual funds	$44,563,843	$—	$—	$44,563,843
Investment in Company stock	34,054,788	—	—	34,054,788
Total assets at fair value	$78,618,631	$—	$—	$78,618,631

	As of December 31, 2021
	Level 1	Level 2	Level 3	Total
Mutual funds	$44,617,080	$—	$—	$44,617,080
Investment in Company stock	38,133,401	—	—	38,133,401
Total assets at fair value	$82,750,481	$—	$—	$82,750,481

SUPPLEMENTAL SCHEDULE

ORIGIN BANCORP, INC.
EMPLOYEE RETIREMENT PLAN
EIN: 72-1192928
Plan #003

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2022

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Mutual funds of registered investment companies
	The American Funds	American Funds New World R6	**	$897,172
	Baird	Baird Mid-Cap Institutional	**	68,850
	Dodge & Cox	Dodge & Cox Income	**	4,857,726
	Dodge & Cox	Dodge & Cox Stock	**	4,476,090
	Federated Securities Corporation	Government Obligations Fund	**	1,261,819
	MFS Investment Management	MFS Growth R6 Fund	**	3,506,884
	MFS Investment Management	MFS INTL Diversification R6 FD	**	1,037,986
	MFS Investment Management	MFS New Discovery R6	**	28,240
	PIMCO	PIMCO Income Institutional	**	1,610,516
	T. Rowe Price	T. Rowe Price Dividend Growth	**	2,953,238
	T. Rowe Price	T. Rowe Price Blue Chip Growth I	**	3
	TIAA Investments	TIAA-CREF Lifestyle Aggressive Growth Institutional	**	612,528
	TIAA Investments	TIAA-CREF Lifestyle Conservative Institutional	**	4,654,559
	TIAA Investments	TIAA-CREF Lifestyle Growth Institutional	**	906,951
	TIAA Investments	TIAA-CREF Lifestyle Income Institutional	**	19,972
	TIAA Investments	TIAA-CREF Lifestyle Moderate Institutional	**	1,542,132
	Vanguard	Vanguard International Growth Admiral	**	1,396,643
	Vanguard	Vanguard Mid-cap Index Admiral	**	2,802,368
	Vanguard	Vanguard Real Estate Index Admiral	**	341,169
	Vanguard	Vanguard Short Term Federal Admiral	**	2,708,600
	Vanguard	Vanguard Small-cap Index Admiral	**	1,680,135
	Vanguard	Vanguard 500 Index Admiral	**	6,489,857
	Vanguard	Vanguard Total International Stock Index Admiral	**	710,405
		Total Mutual Funds		44,563,843
*	Notes receivable from participants	0-15 years maturity; Interest from 4.25% to 8.50%	**	1,319,697
*	Origin Bancorp, Inc. Common Stock	927,923 shares of common stock; $5.00 par value per share	**	34,054,788
				$79,938,328
*    Party-in-interest as defined by ERISA
**     Cost omitted for participant-directed investments

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Origin Bancorp, Inc. Employee Retirement Plan

Date: June 28, 2023	By:	/s/ Stephen H. Brolly
Stephen H. Brolly, Member, Retirement Plan Committee

/s/ Ashlea Price
Ashlea Price, Member, Retirement Plan Committee
Exhibit Index

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm